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                            May 21, 2020

       Matthew Simpson
       Chief Executive Officer and Director
       Brazil Potash Corp.
       800   65 Queen Street West
       Toronto, ON M5H 2M5

                                                        Re: Brazil Potash Corp.
                                                            Registration
Statement on Form 1-A
                                                            Filed May 5, 2020
                                                            File No. 024-11208

       Dear Mr. Simpson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2020 letter.

       Form 1-A

       Marketing, page 28

   1. We note your response to comment 8 and your statement regarding a 5-year graph in the first paragraph on page
28, however the graph was not included with your filing. We re-
                                                        issue comment 8. Please
modify your filing and provide a chart or graph presenting the 5-
                                                        year historical potash
pricing for your targeted markets.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Matthew Simpson
Brazil Potash Corp.
May 21, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at
(202) 551-
3388 if you have questions regarding comments on the financial statements and related matters.
Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty at (202) 551-3271 or Tim Levenberg, Special
Counsel, at (202) 551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameMatthew Simpson
                                                           Division of
Corporation Finance
Comapany NameBrazil Potash Corp.
                                                           Office of Energy &
Transportation
May 21, 2020 Page 2
cc:       Rebecca G. DiStefano
FirstName LastName